Rent-Way, Inc.
5700 Tennyson Parkway, Suite 100
Plano, Texas 75024
December 19, 2006
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rent-Way, Inc.
Post-Effective Amendments to Registration Statement No. 333-102525
Dear Sir or Madam:
     Pursuant to Rule 477 under the Securities Act of 1933, as amended, Rent-Way, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) withdraw the Company’s Post-Effective Amendment No. 1, filed on November 15, 2006, and Post-Effective Amendment No. 2, filed on December 15, 2006, to the Company’s Registration Statement on Form S-3 (File No. 333-102525) (collectively, the “Post-Effective Amendments”).
     The Company is requesting withdrawal of the Post-Effective Amendments following additional discussions with the Commission’s Staff. Based upon representations of the selling securityholders, all of the shares of the Company’s common stock registered for resale pursuant to the Registration Statement were resold prior to the filing of the Post-Effective Amendments. The Company confirms that no securities of the Company have been resold in connection with the Post-Effective Amendments.
     If you have any questions regarding this application for withdrawal of the Post-Effective Amendments or would like to further discuss any of the matters covered by this letter, please contact James R. Griffin of Fulbright & Jaworski L.L.P., counsel to the Company, at (214) 855-8255.

Very truly yours, RENT-WAY, INC.
By:	/s/ Mark E. Speese
Mark E. Speese, President and
Chief Executive Officer